Grote Molen, Inc.
322 West Griffith Road
Pocatello, Idaho 83201

January 7, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549

Re.	Grote Molen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014 filed November 18, 2014
File No. 000-53979

Ladies and Gentlemen:

Grote Molen, Inc. (the “Company”) has received a comment letter from the Securities and Exchange Commission (the “Commission”) dated December 18, 2014, and we provide our responses in this letter.  We have included the Commission’s comments in our letter with each Company response.

Manufacturing, page 5

1.  Per your disclosure, your mills are manufactured in India and Korea and are drop-shipped to your warehouse in Pocatello, Idaho and to your authorized resellers in Australia and the United Kingdom.  Clarify for us why the effects of your foreign currency transactions and translations are not separately reported in a Statement of Comprehensive Income.  Refer to ASC 220-10-45.

Company Response:  All transactions with our foreign suppliers and customers are currently delineated in United States Dollars.  Therefore, there are not effects of foreign currency transactions and translations in our consolidated financial statements.  We have disclosed in the notes to our consolidated financial statements that comprehensive income (loss) is the same as net income (loss), and accordingly, a Statement of Comprehensive Income has not been required.  In future filings, we will expand our disclosure to clarify that all foreign transactions have been delineated in United States Dollars.

Financial Statements

Note 2 – Detail of Certain Balance Sheet Accounts, page F-10

2.  Describe for us your indefinite life license rights acquired in 2012 and explain for us why it is appropriate to account for them as an indefinite life asset.  Tell us if this asset reflects the carrying value of the German manufacturer’s licenses you purchased during 2012, and, if so, explain for us why these costs should not be amortized over the expected life cycle of the underlying product.

Company Response:  The license – indefinite life disclosed in Note 2 to the Consolidated Financial Statements includes our cost to acquire from the German manufacturer in 2012 the license to produce a 110-volt mixer.  The license agreement stipulates that as long as the Company meets the terms of the agreement, the Company will have an exclusive license to the mixer “indefinitely.”  No specific legal life or term to the license is otherwise stated in the agreement.  Through September 30, 2014, we had not commenced sales of the mixer licensed under this agreement.  In accordance with ASC 350-30-35-4, we concluded that no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of this intangible asset.  We therefore classified the license as indefinite, and are not amortizing its carrying value.  In the future, we will continue to evaluate these factors required by ASC 350-30-35-4 to determine if there is a change in our conclusion as to the indefinite classification of the license and the requirement to amortize its carrying value.  We will also expand our disclosure to clarify which license agreement is disclosed as a license with indefinite life and what factors we considered in concluding the license has an indefinite life.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Management’s Discussion and Analysis

3.  We note from pages 11 to 16 of the Form 10-Q that sales have declined substantially and you may require additional funding from the sale of stock or debt in order to meet your obligations for the next 12 months in addition to current cash outflows.  In future filings:

•
Please include prominent risk factor disclosure regarding the decline in sales, the overall slow-down in the preparedness market, and the risk that you may not be able to obtain the necessary capital to meet your obligations;

•	Please disclose in MD&A the amount of capital you will need to meet your obligations for the next 12 months;
•	Please update the disclosure regarding the new grain mill you have licensed from a German manufacturer; and
•	Please remove the references to the Private Securities Litigation Reform Act as its safe harbors do not apply to penny stock issuers.

Company Response:  In future filings, we will provide the requested additional and updated disclosure and will remove the references to the Private Securities Litigation Reform Act.

Cost of Sales, page 14

4.  It appears as though your disclosure of the reasons for the material decline in your cost of sales (gross profit percentage) is limited to disclosure that such “percentages of sales may fluctuate from period to period, based on [changes in] mix of products [and] pricing arrangements with [y]our suppliers.”  In future filings please include a more robust discussion of the actual operational causes of such changes.  Identify and discuss any significant elements of your operating results which do not arise from or are not representative of your ongoing business.  See Instructions 3 and 4 to Item 303(b) of Regulation S-K.

Company Response:  In future filings, we will provide additional disclosure of the operational causes of fluctuations in our cost of sales and gross profit percentage, including any significant elements of our operating results that are not representative of our ongoing business.

In providing our responses, we acknowledge the following:

•	the Company is responsible for the adequacy and the accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or require additional information, please contact me.

Yours truly,

/s/ John B. Hofman

John B. Hofman
President, Secretary and Treasurer
Grote Molen, Inc.